Exhibit (d)(7)

NICE SYSTEMS, LTD.

2008 SHARE INCENTIVE PLAN

Personal – Confidential

Dear ______________,

NOTICE OF A RESTRICTED SHARE UNIT AWARD
FOR GRANTEES SUBJECT TO UNITED STATES TAX

        We, Nice Systems Ltd. (the “Company”), pursuant to our “Nice Systems Ltd. 2008 Share Incentive Plan” and its addendum for U.S. Grantees (collectively, the “Plan”) and in accordance with our Offer to Exchange Certain Outstanding Share Options, dated August 23, 2009, hereby grant you Restricted Share Units (the “RSUs”) to receive the number of shares of the Company’s Ordinary Shares, nominal value NIS 1.00 each (the “Shares”) set forth below. The RSUs are subject to all of the terms and conditions as set forth herein and in the Plan, all of which are incorporated herein in their entirety. Unless otherwise stated, all capitalized terms in this Award Notice shall be interpreted as defined in the Plan.

Grantee Oracle ID:	——————————————
Name of Grantee:	——————————————
Date of Grant:	August 5, 2009 ——————————————
Number of Shares Subject to RSUs:	——————————————
Purchase Price per Share:	NIS 1.00 ——————————————

Vesting Schedule:

25% of the RSUs shall vest on each of the first, second, third, and fourth anniversaries of the Date of Grant. If the number of shares subject to your RSUs is not divisible by four, then the remaining shares will be allocated to the fourth vesting date. In addition, at the time of each vesting you will be required to pay (or otherwise satisfy) the per share purchase price equal to the par value of our ordinary shares, or NIS 1.00 for those ordinary shares vesting on each anniversary date.

        [You shall be entitled to acceleration of the vesting of your RSUs under the conditions set forth in Section 7.4(b) of the Plan.] [applicable to certain management members]

        Nothing contained herein shall derogate from, or add to, your employment agreement, nor shall it be construed as an obligation on the part of the Company or your employer, except for the grant explicitly detailed herein.

        We wish to remind you that the details of this Award Notice are personal and confidential. Please do not discuss the matter with any person other than with your direct manager or the relevant HR representative of the Company.

        The main terms of the RSUs, including your right to receive such RSUs, are detailed in the Plan and in this Award Notice. Furthermore, the RSUs are subject to the following provisions:

        The RSUs shall vest into Shares, subject to the aforesaid and subject to the other terms of the Plan, following the lapse of the vesting periods set forth above (and payment of the applicable purchase price). Delivery of the Shares shall be made as soon as practicable following the satisfaction of the vesting conditions, in accordance with Section 9.1 of the Plan. Prior to actual distribution of Shares pursuant to any vested RSUs, the RSUs will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company. Neither you nor any person claiming under or through you will have any of the rights or privileges of a shareholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to you, your broker, the person claiming under or through you, or his or her broker.

1.	United States Tax Consequences.

        The United States Tax Consequences of this grant are discussed in Appendix A attached hereto.

2.	Plan:

        A more detailed outline of the terms relating to the RSUs is contained in the Plan, as adopted by the Board of Directors of the Company. The Plan is held by the Company’s General Counsel or Corporate Director of Compensation and Benefits, and you are requested to thoroughly review its terms and provisions. Should you require further explanations - please contact the Company’s General Counsel or Corporate Director of Compensation and Benefits who shall endeavor to assist you as much as possible.

3.	Participation in the Plan:

        Your participation in the Plan is conditioned upon your signing this Award Notice and the undertaking below, and meeting all the requirements set by applicable law.

4.	Non-Transferability:

        The RSUs that are granted to you are not transferable, except as explicitly allowed under the Plan. In addition, your rights to sell Shares may be subject to certain limitations imposed by applicable law, and to any request made by the Company or its underwriters, if applicable (including a lock-up period), from time to time, or upon a specific occurrence, and you hereby unconditionally agree and accept any such limitations.

5.	Understanding the Plan:

        It is hereby clarified that this Award Notice is not, and cannot be, a substitute for the full and thorough understanding of the Plan. The Plan includes important details that you should know and understand. This Award Notice is subject to all terms and provisions of the Plan. In any case of contradiction between this Award Notice and the Plan, the provisions of the Plan shall prevail.

6.	Securities Law Requirements.

        The Company shall not be required to issue Shares underlying the RSUs to citizens or residents of the U.S. unless and until (a) such Shares have been duly listed upon each stock exchange on which the Shares are then registered, (b) a registration statement under the Securities Act of 1933, as amended, with respect to such Shares then effective and (c) such issuance is not prohibited under applicable State or Federal securities laws, Company securities trading policies and any other legal requirements. In addition, the Company may determine that you may only receive American Depositary Shares (“ADSs”) instead of Shares upon vesting of the RSUs.

        Lastly, we would like to remind you once again that the Company’s General Counsel or Corporate Director of Compensation and Benefits can assist you in any way and provide you any required explanation in relation to the exercise of your rights according to this Award Notice.

Sincerely yours,

—————————————— Nice Systems Ltd.

Consent

        I understand that the Plan and this Award Notice constitute the entire agreement between me and the Company with respect to the RSUs granted hereunder and supersede in their entirety all prior undertakings and agreements of the Company and myself, both written and oral, with respect to the RSUs granted hereunder (including the Shares underlying such RSUs). I have reviewed the Plan and this Award Notice in their entirety, and had an opportunity to obtain the advice of counsel prior to executing this Award Notice and fully understand all provisions of the Award Notice.

        I hereby approve and agree to all the aforesaid in this Award Notice. I hereby undertake to pay all taxes, which may arise in connection with the vesting, sale and/or transfer of the RSUs or the underlying Shares and promptly follow the instructions of the Company in this respect, including my entering into a 10b5-1 plan and other associated account opening forms and authorizations, as described in Appendix A hereto. I hereby represent and warrant that I will acquire any Shares hereunder for my own account and not as a nominee or agent for any other person, nor with a view to or for distribution.

Grantee's Name: _________	Signature: __________________	Date: ____________

APPENDIX A TO RSU AWARD NOTICE

United States Tax Consequences of RSU Grant

The following describes the United States tax consequences of the grant of restricted stock units based upon the law and regulations in effect on the date hereof. You are reminded that the law can change at any time, possibly retroactively, so you are advised to consult with your own suitably qualified independent tax adviser with respect to the tax consequences of receiving RSUs or of their vesting or disposing of shares.

        You will not recognize taxable income at the time of the grant of an RSU, but rather, will generally recognize ordinary compensation income at the time you receive cash or common stock in settlement of the RSUs. The amount of such compensation income will be equal to the amount of cash received or the fair market value of the stock received (such fair market value to be determined at the time the stock is received by, or is otherwise made available to you) less any nominal value you pay for the Shares.

        You will be subject to withholding for federal, state and local, income and employment taxes at the time you recognize income (upon the vesting of an RSU) under the rules described above with respect to common stock or cash received. Dividends, if any, that are paid to you prior to the time that you recognize income on account of the receipt of common stock, are taxed as additional compensation and not as dividend income. Dividends received after you recognize income are taxed as dividends. The tax basis in the common stock received will equal the amount recognized by you as compensation income, not including any compensation income recognized on the dividends received prior to receipt of the common stock, under the rules described above, and your capital gains holding period in those shares will commence on the date you recognize income. Any gain or loss from the sale of the common stock received will be capital gain or loss, measured by the difference between the amount realized on the sale and tax basis in the shares. Such gain or loss will be a long-term capital gain or loss if the shares have a holding period of more than one year.

        In the event of a Change of Control within the meaning of section 280G of the Internal Revenue Code of 1986, as amended, the acceleration of vesting of the RSU may cause you to be subject to a 20% excise tax as an “excess parachute payment” under that section.

        In order to ensure any such tax withholding and the payment of the nominal value of the Shares, the Company may require that you sell a portion of the Shares or ADSs underlying the RSUs in a “sell-to-cover” transaction. In such case, you are required to follow our instructions in facilitating any such transaction, including your entering into a 10b5-1 plan and other associated account opening forms and authorizations, with any broker or other third party designated by us. You will not be able to sell or transfer the Shares or ADSs received before tax withholding and nominal value payments are satisfied. By accepting this award, you expressly consent to any cash or Share withholding as provided for in this paragraph. All income and other taxes related to the RSU award and any Shares or ADSs delivered in payment thereof are your sole responsibility.